X WINE RAILROAD

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

TABLE OF CONTENTS

Financial Statements

X WINE RAILROAD

BALANCE SHEET

(UNAUDITED)

	December 31, 2019		December 31, 2018
Assets			
Current assets			
Cash	$ -	$	11,599
Accounts receivable	349,573		460,308
Total current assets	349,573		471,907
Property and equipment, net of accumulated depreciation	-		14,938
Other assets			
Goodwill	500,000		500,000
Total other assets	500,000		-
Total assets	$ 849,573	$	986,845
Liabilities and Stockholders' Equity (Deficit)			
Current liabilities			
Accounts payable	$ 16,695	$	51,522
Total current liabilities	16,695		51,522
Long-term notes payable	-		-
Total liabilities	16,695		51,522
Stockholders' equity (deficit)			
Common stock, $0.0001 par value, 1,000,000 shares authorized, 960,000 and 840,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	96		84
Additional paid-in capital	500,000		500,000
Accumulated (deficit)	332,782		435,240
Total stockholders' equity (deficit)	832,878		935,324
Total liabilities and stockholders' equity (deficit)	$ 849,573	$	986,845

The accompanying notes are an integral part of these financial statements.

X WINE RAILROAD
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Year ended December 31, 2019	Year ended December 31, 2018
Revenues	-	$ 1,040,494
Cost of sales	-	(76,730)
Gross profit	-	963,764
Operating Expenses:		
Compensation and payroll taxes	84,000	268,000
Selling, general and administrative	17,269	62,343
Professional fees	-	6,280
Depreciation expense	1,189	3,087
Total expenses	102,458	339,710
Loss from operations	(102,458)	624,054
Other income (expense)		
Interest expense	-	-
Total other income (expense)	-	-
Net income (loss) from operations before provision for income taxes	(102,458)	624,054
Provision for income taxes	-	-
Net income (loss)	$ (102,458)	$ 624,054
Net income (loss) per share, basic and dilluted	$ (0.1141)	$ 0.848
Weighted average number of common shares outstanding, basic and dilluted	897,613	736,154

The accompanying notes are an integral part of these financial statements.

X WINE RAILROAD

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Additional Paid in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance January 1, 2018	**-**	**-**	**-**	**(188,814)**	**(188,814)**
Stock issued for compensation	840,000	84	-	-	84
Goodwill			500,000		500,000
Net loss				624,054	624,054
Balance December 31, 2018	**840,000**	**84**	**500,000**	**435,240**	**935,324**
Stock issued for compensation	120,000	12	-	-	12
Net profit				(102,458)	(102,458)
Balance December 31, 2019	**960,000**	**96**	**500,000**	**332,782**	**832,878**

The accompanying notes are an integral part of these financial statements.

X WINE RAILROAD

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For The Years Ended	
	December 31, 2019	December 31, 2018
Cash flows from operating activities		
Net profit (loss)	$ (102,458)	$ 624,054
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	14,938	14,703
Stock issued for compensation	12	84
Changes in operating assets and liabilities:		
Other current assets	110,735	(210,585)
Other assets	-	(328,500)
Accounts payable and accrued expenses	(34,827)	(88,586)
Net cash used in operating activities	(11,600)	11,170
Cash flows from investing activities		
Purchases of property and equipment	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities		
Proceeds from convertible notes payable	-	-
Net cash provided by financing activities	-	-
Net change in cash	(11,599)	11,170
Cash, at the beginning of the year	11,599	428
Cash, end of the period	$ 0	$ 11,599
Supplemental disclosure of cash flow information:		
Interest paid	$	$ -
Income taxes paid	$ -	$ -
Supplemental disclosure of non-cash investing and financing transactions:		
Stock issued as payment of accounts payable	$ -	$ -
Stock issued for debt and accrued interest	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. Nature of the Business and Basis of Presentation

X Wine Railroad (the "Company") was incorporated on July 18, 2017 under the laws of the State of Nevada. The Company plans to run certain rail routes for passenger excursions between metropolitan areas and wineries destinations in California. The business is focused on operating rail excursions in four California Wine regions. They are Los Olivos, Santa Clara County, Sonoma County, and San Diego County. The first project to reopen in2021 is the excursion from Los Angeles to Santa Barbara on the Pacific Surfliner train with an excursion to the Santa Ynex Valley and the town of Los Olivos. That project is scheduled to run from February 2021 to November 2021 with 74 runs scheduled. Each week, the X Wine Railroad will host weekend excursions to Los Olivos. We have featured wineries to such companies as Vincent Vineyards.

The business plan is to have all four wine regions up and operating by 2025. The Company is headquartered in Las Vegas, Nevada.

Going Concern

In accordance with Accounting Standards Update ("ASU") No. 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (Subtopic 205-40)*, the Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has net loss of $102,458 for the year ended December 31, 2019. The Company also has accumulated earnings of $332,782 and a positive working capital of $332,878 as of December 31, 2019. Management believes that it will need additional equity or debt financing to be able to implement the business plan. Given the lack of revenue, capital deficiency and negative working capital, there is substantial doubt about the Company's ability to continue as a going concern.

Management is attempting to raise additional equity and debt to sustain operations until it can market its services and achieves profitability. The successful outcome of future activities cannot be determined at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The asset purchase agreement with URAL was accounted for a common-control transaction in accordance with Accounting Standards Codification ("ASC") 505-50. As such, the assets, liabilities and operations of URAL were combined with the Company at their historical carrying amounts, and all historical periods were adjusted as if the businesses had always been combined. The Company has retrospectively presented these financial statements to include the transferred net assets and any related operations for all periods for which the entities were under common control.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. Periodically, the Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company deposits its cash in financial institutions that it believes have high credit quality and has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2019, all of the Company's cash was held at one accredited financial institution.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's due from related parties, accounts payable, accrued expenses and convertible notes payable approximate their fair values due to the short-term nature of these assets and liabilities.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount. Past due balances are determined based on the contractual terms of the arrangements. The Company estimates its allowance for doubtful accounts based on specific identification of probable credit losses and historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company determined as of December 31, 2019 there was no allowance for doubtful accounts required.

Property and Equipment

Property and equipment are recorded at historical cost and depreciated on a straight-line basis over their estimated useful lives of approximately five years once the individual assets are placed in service. The Company expenses all purchases of equipment with individual costs of under $500, and these amounts are not material to the financial statements.

Long-Lived Assets

In accordance with ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. Management believes there has been no impairment of its long-lived assets during the year ended December 31, 2019 or 2018. There can be no assurance, however, that market conditions will not change or demand for the Company's business model will continue. Either of these could result in future impairment of long-lived assets.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net Income (Loss) per Share

In accordance with ASC 260, *Earnings Per Share*, basic loss per common share is computed by dividing the net loss available to common stockholders after preferred stock dividends, by the weighted average common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if diluted potential common stock had been converted to common stock. Common stock equivalents have not been included in the earnings per share computation for the year ended December 31, 2019 as the amounts are anti-dilutive. As of December 31, 2019, the Company had no outstanding options. As of December 31,2019 and 2018, the Company also had no convertible debt.

Recently Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"), which supersedes existing revenue recognition guidance under GAAP. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which delayed the effective date of ASU 2014-09 such that the standard is effective for public entities for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. The FASB subsequently issued amendments to ASU 2014-09 that have the same effective date and transition date. The Company adopted ASU 2014-09 as of the required effective date of January 1, 2019 and the adoption had no impact on the Company's financial position, results of operations or cash flows as the Company does not currently have any revenue-generating arrangements.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842) ("ASC 842"). In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, *Leases* ("ASU 2018-10"), which provides narrow amendments to clarify how to apply certain aspects of the new lease standard, and ASU No. 2018-11, *Leases* (Topic 842)-Targeted Improvements ("ASU 2018-11 "), which addressed implementation issues related to the new lease standard. Under ASC 842, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The standard also requires disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. The Company is currently adopting the effects of ASC 842 on its financial statements, if any.

3. **Property and Equipment, Net**

Property and equipment, net consisted of the following:

	December 31,			
	2019		**2018**	
Office equipment	$	66,405	$	66,405
Less: accumulated depreciation		(66,405)		(51,466)
	$	-	$	14,939

4. Intangible Asset

The Company is reestablishing a wine excursion by rail in Los Olivos, Ca area. The Company expects service to begin in February 2021.

The Company has presented this intangible asset in its balance sheet and accordingly recognized additional paid-in capital.

5. Stockholders' Equity

The Company is authorized to issue 50,000,000 shares of common stock, par value $0.0001.

During the year ended December 31, 2019, the Company issued 120,000 shares of common stock to a consultant as compensation.

As of December 31, 2019 and 2018, there were 960,000 and 840,000 shares of common stock issued and outstanding, respectively.

6. Related Party Transactions

During the years ended December 31, 2019 and 2018, the Company advanced amounts to a related party with common ownership. As of December 31, 2019 and 2018, due from related parties were $349,573 and $460,308, respectively.

7. Subsequent Events

Management has evaluated subsequent events through the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.